                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*

                                   ATMI, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                    00207R101
           --------------------------------------------------------
                                 (CUSIP Number)

                              Lamonte H. Lawrence
                 c/o Lawrence Semiconductor Laboratories, Inc.
                                550 West Juanita
                               Mesa, Arizona 88210
                                  (602)668-4000

                                 with a copy to:

                                Jonathan Freedman
                                 Dewey Ballantine
                           1301 Avenue of the Americas
                             New York, NY 10019-6092
                                   (212)259-8000
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 10, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the Reporting Person; (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                 SCHEDULE 13D


CUSIP No. 00207R101
          ---------


-------------------------------------------------------------------------------
  1  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Lamonte H. Lawrence
-------------------------------------------------------------------------------
  2  CHECK THE APPROPRIATE BOX IF A MEMBER                             (a)  / /
     OF A GROUP*                                                       (b)  / /

     Not Applicable
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  SOURCE OF FUNDS*

      SC
-------------------------------------------------------------------------------
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                     / /
-------------------------------------------------------------------------------
  6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
-------------------------------------------------------------------------------
NUMBER OF SHARES               7  SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                  3,556,000
 PERSON WITH                 --------------------------------------------------
                               8  SHARED VOTING POWER

                                    None
                             --------------------------------------------------
                               9  SOLE DISPOSITIVE POWER

                                    3,566,000
                             --------------------------------------------------
                              10  SHARED DISPOSITIVE POWER

                                    None
-------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,556,000
-------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                / /

      Not Applicable
-------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.8%
-------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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Item 1.  Security and Issuer.

    This statement relates to the common stock, par value $.01 per share ("Common Stock"), of ATMI, Inc., a Delaware corporation ("ATMI" or the "Issuer"), having its principal executive offices at 7 Commerce Drive, Danbury, Connecticut 06810.

Item 2.  Identity and Background.

    The following information is provided for the Reporting Person:

     (a) Name: Lamonte H. Lawrence

     (b) Business address: c/o Lawrence Semiconductor Laboratories, Inc., 550 West Juanita, Mesa, Arizona 88210

     (c) Present principal occupation and related information:
         Consultant

     (d) During the last five years, Mr. Lawrence has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Lawrence has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Lawrence is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

    Pursuant to an Agreement and Plan of Merger, dated May 17, 1997, as amended by the First Amendment to Agreement and Plan of Merger dated as of June 6, 1997, the Second Amendment to Agreement and Plan of Merger dated as of July 30, 1997, and the Third Amendment to Agreement and Plan of Merger dated as of August 19, 1997 (the "Merger Agreement") by and among Advanced Technology Materials, Inc. ("Advanced Technology"), Welk Acquisition Corporation ("Lawrence Merger Subsidiary"), ATMI, Lawrence Semiconductor Laboratories, Inc. ("LSL") and Lawrence Semiconductor Laboratories Marketing and Sales, Inc. ("LSLMS"), all of the shares of the ATMI Common Stock reported in this Schedule 13D were acquired in exchange for Mr. Lawrence's 98% ownership of the common stock of LSL (the "LSL Common Stock"). The information set forth in Item 6, "Merger Agreement" is incorporated in this
Item 3 by reference.

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ITEM 4.   PURPOSE OF TRANSACTION.

          Pursuant to an Affiliate Agreement (See Item 6, "Affiliate Agreement"), Mr. Lawrence has agreed not to sell his shares of ATMI Common Stock until the publication by ATMI of the combined results of operations of LSL and Advanced Technology for a period of 30 days of combined operations. Following such publication, Mr. Lawrence may sell some or all of his shares of ATMI Common Stock, subject to market conditions and applicable securities laws. Similarly, Mr. Lawrence may acquire additional shares of ATMI Common Stock, subject to market conditions.

          Other than as set forth above and provided in Item 6 (which information is incorporated by reference in this Item 4), Mr. Lawrence does not have any present plans or proposals which relate to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person;

          (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or

          (j)  any action similar to any of those enumerated above.

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Item 5. Interest in Securities of the Issuer.

    (a) Mr. Lawrence beneficially owns 3,556,000 shares of ATMI Common Stock which represents approximately 19.8% of all ATMI Common Stock outstanding as of October 10, 1997.*

    (b) Mr. Lawrence currently has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares of ATMI Common Stock referred to in paragraph (a) above.*

    (c) Except as reported herein, during the past sixty days, Mr. Lawrence has not effected any transaction in ATMI Common Stock.

    (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of ATMI Common Stock beneficially owned by Mr. Lawrence.*

    (e) Not applicable.

    *Pursuant to California law, Regina Lawrence, the wife of Mr. Lawrence, holds a one-half community property interest in the shares of ATMI Common Stock held of record by Mr. Lawrence. Regina Lawrence disclaims beneficial ownership of such shares.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

    Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Mr. Lawrence and any other person with respect to any securities of the Issuer, including any contract, arrangement, understanding or relationship concerning transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

    Merger Agreement. Pursuant to the Merger Agreement, Lawrence Merger Subsidiary was merged with and into LSL, and all shares of LSL Common Stock were converted into the right to receive shares of ATMI Common Stock (the "Merger"). The receipt of ATMI Common Stock was dependent upon the approval of Advanced Technology stockholders of a certain merger and exchange with an unrelated third party. The Merger was consummated on October 10, 1997.

    The aggregate number of shares of ATMI Common Stock exchanged for the outstanding shares of LSL Common Stock (the "Lawrence Acquisition Consideration") was equal to $78 million divided by the "Lawrence Acquisition Average Closing Price" of Advanced Technology Common Stock. The purchase price was subject to adjustment as provided in the Merger Agreement, including a dollar-for-dollar adjustment based upon any change in the combined net worth of LSL and LSLMS as indicated on their unaudited financial statements as of December 31, 1996, and their audited financial statements as of the effective time of the Merger ("Lawrence Effective Time"). "Lawrence Acquisition Average Closing Price" means

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the average closing price of Advanced Technology Common Stock as reported by
Nasdaq for the twenty trading days preceding (and including) the third day prior to the date of the Annual Meeting of the Advanced Technology stockholders; subject to a high of $21.00 per share and a low of $17.00 per share. The Lawrence Acquisition Average Closing Price used to determine the number of ATMI Common Stock to be exchanged for LSL Common Stock was $21.00 per share. The Lawrence Acquisition Consideration was distributed among the LSL stockholders in proportion to their respective holdings of LSL Common Stock immediately prior to the consummation of the Merger.

     The obligation of LSL to consummate the Merger was subject to, among other things, the appointment of Lamonte H. Lawrence promptly after the Lawrence Effective Time to ATMI's seven-member Board of Directors for a term not to exceed two years.

     Pursuant to the terms of the Merger Agreement, Advanced Technology is to indemnify and hold harmless each of the LSL stockholders against any and all losses arising out of (i) the conduct of the business of ownership of LSL after the Lawrence Effective Time, and (ii) any breach of the representations, warranties, or covenants of Advanced Technology contained in the Merger Agreement. In addition, the LSL stockholders are to indemnify and hold harmless LSL, Advanced Technology, Lawrence Merger Subsidiary, ATMI, and each of their officers, directors, employees, agents, representatives and affiliates (the "Company Indemnified Parties") against any and all losses arising out of any breach of the representations, warranties and covenants of LSL contained in the Merger Agreement. Each LSL stockholder is to indemnify severally the Indemnified Parties for each LSL stockholder's pro rata share of losses arising from any breach of the representations, warranties and covenants of LSL contained in the Merger Agreement with respect to taxes and environmental matters (the "Special Indemnities"). Other than with respect to the Special Indemnities and certain covenants, an indemnified party generally may not make any claim for indemnification after the first anniversary date of the Closing Date (as defined in the Merger Agreement), and no such claim may be brought after the date of issuance of the first independent audit report with respect to the financial statements of Advanced Technology after the Closing Date if such claim is of a type expected to be encountered in the course of an audit performed in accordance with generally accepted auditing standards. With respect to the Special Indemnities, the claims period is to extend for the statute of limitations applicable to the matters which are the subject of such claims. At the Lawrence Effective Time, five percent of the Lawrence Acquisition Consideration was placed in escrow as security for the indemnification obligations of LSL stockholders. See "Escrow Agreement" described below.

     Affiliate Agreement. Mr. Lawrence and ATMI have entered into an affiliate agreement (the "Affiliate Agreement") pursuant to which Mr. Lawrence has agreed that during the period commencing on the date of the Affiliate Agreement and ending at such time as financial results covering at least thirty days of combined operations of LSL and Advanced Technology have been published by ATMI, in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes the combined results of operations, Mr. Lawrence will not engage in any sale, exchange, transfer, pledge, disposition of or grant of any option, the establishment of any "short" or put-equivalent position with respect to, or the entry into any similar transaction intended to reduce the risk of Mr. Lawrence's risk of ownership, or investment in, any of the following: (a) any shares of ATMI Common Stock

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which Mr. Lawrence acquires in connection with the Merger, or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor (all such shares and other securities being referred to herein, collectively, as "Restricted Securities"), or any option, right or other interest with respect to any Restricted Securities, or (b) any other shares of ATMI Common Stock or other ATMI equity securities which Mr. Lawrence purchases or otherwise acquires after the execution of the Affiliate Agreement; provided, that Mr. Lawrence may exercise any conversion, liquidation preference or similar rights that he may have pursuant to ATMI' Certificate of Incorporation.

    Pursuant to the Affiliate Agreement, ATMI has agreed to publish, as promptly as practicable following the Merger, financial results covering at least 30 days of combined operations of Advanced Technology and LSL in the form of a quarterly earnings report, an effective registrations statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement that includes the combined results of operations of Advanced Technology and LSL.

    In addition, Mr. Lawrence has represented that he has no present plan or intention to engage in a direct or indirect sale, exchange, transfer, redemption, disposition or conveyance or any transaction that would have the effect of reducing in any way Mr. Lawrence's risk of ownership by short sale or otherwise of the shares of ATMI Common Stock received by him in the Merger, except as contemplated by the Registration Rights Agreement (as defined below) and further, that he is not aware of, or participating in, any plan of any other stockholder of Advanced Technology to engage in a sale of ATMI Common Stock received in the Merger or otherwise.

    Registration Rights Agreement: ATMI has entered into a registration rights agreement (the "Registration Rights Agreement") with the LSL stockholders, including Mr. Lawrence, with respect to the shares of ATMI Common Stock acquired pursuant to the Merger (the "Lawrence Shares"). Pursuant to the Registration Rights Agreement, ATMI is to register for resale once, during each three-month period in the one-year period following the Lawrence Effective Time, a number of Lawrence Shares held by each holder that does not exceed one percent of the then outstanding ATMI Common Stock. Any holder that does not sell the full one percent in a given three-month period may cumulate the number of shares not so sold and sell such unsold shares in a subsequent three-month period. The Registration Rights Agreement also provides for (1) two demand registrations, if requested by the holders of at least 70% of the registrable shares, which right is exercisable between the first anniversary of the Lawrence Effective Time and the third anniversary of the Lawrence Effective Time; and (2) "piggyback" registration rights, exercisable prior to the fifth anniversary of the Lawrence Effective Time, on registration of shares by ATMI, for its own account or the account of other securityholders. ATMI is required to use diligent efforts to keep any such demand registration effective up to the third anniversary of the Lawrence Effective Time (subject to extension for any suspensions of sales or delays in registration imposed by ATMI). ATMI shall be permitted to delay the registration of Lawrence Shares during the one-year period following the Lawrence Effective Time and to require any such holders to delay any request for a demand registration (i) if ATMI is then proposing to register securities for its own account and pursues such proposed registration with diligence, provided that the holders are offered certain "piggyback" rights in connection therewith, or (ii) for a period of up to 60 days in any consecutive 12 months period, if in the good faith judgment of the Board of Directors of ATMI such registration would be seriously

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detrimental to ATMI and its stockholders. ATMI is required to bear substantially all registration and selling expenses (including certain fees of counsel to the selling stockholders but excluding underwriting discounts and commissions relating to the registrable shares) in connection with the registration of registrable shares in such registrations. ATMI and the LSL stockholders have agreed to indemnify the other against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments which the other may be required to make in respect thereof. The registration rights are transferable in limited circumstances and may be amended or waived only with the written consent of ATMI, and the holders of at least 70% of the Lawrence Shares.

     Escrow Agreement: Pursuant to an escrow agreement entered into by and among Advanced Technology, LSL, Lawrence Merger Subsidiary, ATMI, Security Trust Company, as escrow agent, and Lamonte H. Lawrence, as representative of the LSL stockholders (the "Escrow Agreement"), at the Lawrence Effective Time, five percent of the Lawrence Shares were placed in escrow as security for certain indemnification obligations of the LSL stockholders to Advanced Technology pursuant to the Merger Agreement. If the purchase price adjustment based upon any change in the combined net worth of LSL and LSLMS results in the issuance of additional shares to the LSL stockholders, certificates representing five percent of the additional shares of ATMI Common Stock to be delivered to the LSL stockholders will also be placed in escrow. All such shares are to be allocated among the LSL stockholders pro rata in accordance with their respective holdings of LSL Common Stock and are to be held and applied in accordance with the terms of the Merger Agreement and the Escrow Agreement. The escrow fund is required to remain in existence for a period of one year from the Lawrence Effective Time.

     Consulting Agreement: LSL and Lawrence Semiconductor Investments, Inc. ("LSI"), a corporation wholly owned by Lamonte H. Lawrence, have entered into a consulting agreement (the "Consulting Agreement"). The Consulting Agreement provides for the termination of Mr. Lawrence's employment by LSL, the cessation of LSL's obligations under any employment agreement, and the retention by LSL of LSI as an independent consultant for a three-year period (the "Consulting Term") on an independent contractor basis. Consulting services under the Consulting Agreement are provided exclusively by Mr. Lawrence. During each of the three twelve-month periods of the Consulting Term, Mr. Lawrence is to render consulting services as mutually agreed upon by LSI and LSL. In consideration of the consulting services being provided, LSL will pay LSI a per diem of $2,880, but in no event will the total fee payable to LSI be less than $250,000 for the first twelve-month period. Such minimum is approximately one-third of Mr. Lawrence's compensation from LSL and LSLMS in 1996, as Mr. Lawrence, on behalf of LSI, is expected to devote approximately one-third of his time during the year subsequent to the Merger to LSL-related matters. LSL is permitting LSI to become a participating employer in LSL's health insurance program, but only for the benefit of Mr. Lawrence. The Consulting Agreement may be terminated by LSI after one year upon thirty days' written notice to LSL, may only be terminated by LSL for cause and terminates automatically upon Mr. Lawrence's disability or death.

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          NONCOMPETE AGREEMENT:  Advanced Technology, Lawrence Merger
Subsidiary, LSL and Lamonte H. Lawrence have entered into a noncompete agreement (the "Noncompete Agreement"). Pursuant to the Noncompete Agreement, Lamonte H. Lawrence has agreed that, for a period of the later of five years from the Lawrence Effective Time and three years from the expiration of the Consulting Agreement, he will not, directly or indirectly, engage or participate in, prepare or set up, assist or have any interest in any entity that engages in any activities in competition with LSL, or, for a period of five years from the consummation of the Merger, directly or indirectly hire or induce or encourage any employee or consultant who is then employed or retained by Advanced Technology, LSL or any of their subsidiaries to leave the employment of or terminate consultation with Advanced Technology, LSL or any of their subsidiaries, without the prior written consent of Advanced Technology.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          (a) Agreement and Plan of Merger, dated May 17, 1997, as amended by the First Amendment to Agreement and Plan of Merger dated as of June 6, 1997, the Second Amendment to Agreement and Plan of Merger dated as of July 30, 1997, and the Third Amendment to Agreement and Plan of Merger dated as of August 19, 1997 by and among Advanced Technology, Lawrence Merger Subsidiary, ATMI, LSL, and LSLMS.

          (b) Affiliate Agreement between Lamonte H. Lawrence and ATMI, dated as of October 10, 1997.

          (c) Registration Rights Agreement between LSL stockholders and ATMI, dated as of October 10, 1997.

          (d) Escrow Agreement among Advanced Technology, LSL, Lawrence Merger Subsidiary, ATMI, Security Trust Company and Lamonte H. Lawrence, dated as of October 10, 1997.

          (e) Consulting Agreement between LSL and LSI, dated as of October 10, 1997.

          (f) Noncompete Agreement among Advanced Technology, Lawrence Merger Subsidiary, LSL and Lamonte H. Lawrence, dated as of October 10, 1997.

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                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 14, 1997





                                           /s/ Lamonte H. Lawrence
                                           ------------------------
                                             Lamonte H. Lawrence


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